March 14, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Marten Transport, Ltd.
File No. 0-15010

Ladies and Gentlemen:

On behalf of Marten Transport, Ltd. (the “Company”), we are hereby furnishing for filing via EDGAR the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

Pursuant to General Instruction D.3. of Form 10-K, the Company represents that the financial statements included in the Form 10-K do not reflect a change from the preceding fiscal year in any accounting principles or practices or in the method of applying such principles or practices.

Any questions or comments regarding this filing may be directed to the undersigned at (612) 607-7557.

Yours very truly,

/s/ Patrick J. Pazderka

Patrick J. Pazderka
Oppenheimer Wolff & Donnelly LLP
Plaza VII
45 South Seventh Street
Suite 3300
Minneapolis, MN 55402-1609

cc:	Mr. James J. Hinnendael
Thomas A. Letscher, Esq.